SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated March 25, 2021 announcing that U.S. International Trade Comission reaffirms material injury to the U.S. Silicon Metal industry – Imports from Bosnia and Herzegovina, Iceland and Kazakhstan subject to duties of up to 160%

U.S. International Trade Comission reaffirms material injury to the U.S. Silicon Metal industry – Imports from Bosnia and Herzegovina, Iceland and Kazakhstan subject to duties of up to 160%

MIAMI, Mar. 25, 2021 (GLOBAL NEWSWIRE) – Globe Specialty Metals, Inc. (“GSM”), a subsidiary of Ferroglobe PLC (NASDAQ: GSM), and Mississippi Silicon LLC (“MS”), together representing the majority of American silicon metal production, welcomed news on March 24th that the U.S. International Trade Commission’s ("ITC") final 5-0 vote reaffirming that unfairly traded silicon metal imports from Bosnia and Herzegovina, Iceland, and Kazakhstan are materially injuring the U.S. industry.

The decision clears the way for the U.S. Department of Commerce to issue final orders imposing antidumping and countervailing duties on imports from these countries for at least five years.

Marco Levi, Chief Executive Officer of GSM's parent, Ferroglobe commented, "Certain foreign producers have been dumping unfairly traded goods, harming U.S. businesses and workers for far too long.” Marco Levi added, "We thank the ITC for its work on this case and its commitment to fair competition. Today's decision will bring a much-needed and long-overdue level playing field to the silicon metal market at a critical time."

On June 30, 2020, GSM and MS filed petitions to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling dumped and unfairly subsidized silicon metal imports into the United States, setting four cases in motion.

Today's vote finalizes three of the four cases.  A final determination in Commerce’s Malaysia investigation will be announced in early June 2021, after which the ITC will issue a separate determination in that case.  On January 27, 2021, Commerce announced preliminary duties of 7.41% on all imports of silicon metal from Malaysia.

"U.S. manufacturers of all sizes can be harmed by imports that engage in unfair pricing practices or receive improper subsidies, as the ITC has found," said Eddie Boardwine, Chief Operations Officer of MS.  "Today's decision is a shot in the arm not only for our company but for our employees, their families, and their communities."

About Globe Specialty Metals

Globe Specialty Metals, Inc. is a wholly-owned U.S. subsidiary of Ferroglobe PLC, one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, GSM owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, New York, Alabama, Indiana, Florida and Kentucky.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)